Delisting Determination,The Nasdaq Stock Market, LLC,
March 9, 2010, Anesiva, Inc. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of Anesiva, Inc.
(the Company), effective at the opening of the trading session on March 19, 2010. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5450(b)(1)(A). The Company was notified of the Staffs determination on July 17, 2009.
Upon review of the information provided by the Company, the Panel issed a decision dated November 5, 2009, granting the Company continued listing pursuant to an exception through December 31, 2009, by which date the Company was required to regain compliance with Listing Rules 5450(b)(1)(A) and 5110(a).
However, the Company did not regain compliance by that date. On December 29, 2009, the Panel notified the Company that trading in the Companys securities would be suspended on January 4, 2010. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on February 18, 2010.